Exhibit 1.01

EXFO Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

Introduction

This is the Conflict Minerals Report (“CMR”) of EXFO Inc. (“EXFO” or the “Company”) for the reporting period from January 1, 2013 to December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (17 CFR 240.13p-1). EXFO has determined that tantalum, tin, tungsten and gold (“3TG”), which are classified as Conflict Minerals (as defined in Form SD), are essential to the functionality of certain of EXFO’s products. As such, EXFO is disclosing within this CMR a description of the due diligence process it conducted of the source and chain of custody of the Conflict Minerals included in its products, as well as the results of this due diligence process.

As 3TG are necessary in the functionality of EXFO’s products, and in response to the implementation guidelines published by the Securities and Exchange Commission, effective January 9, 2013 EXFO implemented its Policy Regarding Conflict Minerals (the “Policy”). The Policy supports EXFO’s values and its commitment to sourcing materials from environmentally and socially responsible suppliers. Not only is it EXFO’s Policy to not purchase from known-conflict sources, such as the Democratic Republic of Congo and adjoining countries (“Covered Countries”), EXFO expects suppliers and manufacturers to abide by the same standards. EXFO’s Policy is communicated to all suppliers through the Company’s website at http://investors.exfo.com/governance.cfm, the suppliers’ websites accessed through EXFO, and within agreements with its suppliers. EXFO considers it a priority to ensure that all approved suppliers are aware of the Company’s Policy, standards and values regarding the sourcing of Conflict Minerals from known-conflict sources, and the expectation that EXFO holds each supplier to the same high standards.

Within this CMR, EXFO will illustrate its evaluation and due diligence process of its use of Conflict Minerals that are necessary to the functionality of its products, the findings from the due diligence performed of whether such Conflict Minerals used originated in the Covered Countries and from scrap or recycled sources, and the steps EXFO has taken to mitigate the risk that its Conflict Minerals originated from the Covered Countries and financed and benefited armed groups in the Covered Countries. EXFO will also describe the steps necessary in order to improve and evolve its due diligence process on Conflict Minerals to better enable the Company to analyze the source and chain of custody of the Conflict Minerals used.

Due Diligence

EXFO and its affiliates aim for the highest standards of ethical conduct and integrity in all areas of their activities. Although mineral mining and smelting are several steps away from EXFO’s final product, EXFO considers it of utmost importance to implement a due diligence process to successfully analyze the source and chain of custody of the Conflict Minerals, and mitigate the risk of any Conflict Minerals contained in its products originating from the Covered Countries. EXFO utilized supply chain management tools to help facilitate product analysis, risk mitigation, and supplier management, which EXFO believes to be critical aspects of its Conflict Minerals due diligence process. EXFO inquires into the source of Conflict Minerals through the Company’s supply chain with an eye toward any special circumstances that may require further investigation. EXFO has completed a Reasonable Country of Origin Inquiry (“RCOI”) and even though all suppliers were surveyed, only a portion of the results of the due diligence process to determine the source of the Conflict Minerals contained in its products were obtained. Given the size and complexity of EXFO and its products, the due diligence process in determining the origin of the Conflict Minerals used in its products is an ongoing process that involves constant contact with its suppliers.

Design of Due Diligence

With the objective of determining whether the Conflict Minerals used in EXFO's products originated in a Covered Country and financed or benefitted an armed group in the Covered Country, the due diligence completed by EXFO conforms to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition).

Product Description

EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s products consist of many components and parts, supplied by numerous suppliers. EXFO believes 3TG are found within the electronic components of EXFO products, supplied by its electronics-related suppliers. These components consist of chip sets, semi-conductors, active and passive components, connectors and batteries. Other related electronics suppliers provide EXFO with computers and printed circuit boards, which EXFO also believes contains 3TG. The other components of EXFO's products from other suppliers consist of plastic injection components, sheet metal, machined aluminum and steel components. EXFO believes that these components do not contain 3TG.

Due Diligence Measures Performed

Due to the size of EXFO, the complexity of its products, and the ever evolving supply chain, the evaluation and due diligence measures performed were carefully constructed in phases in order to thoroughly determine the source and chain of custody of the Conflict Minerals used. EXFO established an inventory of the Conflict Minerals it uses, the source of those Conflict Minerals, and in which products the Conflict Minerals are considered necessary to the functionality of its products. In order to identify and assess the risk in its supply chain, EXFO prioritized its due diligence on those electronics-related suppliers whom it believes to be providing components that contain 3TG. In addition, in order to conduct its due diligence process as accurately as possible, EXFO also evaluated all other suppliers, including mechanical and packaging. While prioritizing those electronics-related suppliers, EXFO also reviewed all existing agreements with all suppliers. In addition, EXFO surveyed all suppliers (the “Survey”) to determine the RCOI of Conflict Minerals, using the Electronics Industry Citizenship Coalition (“EICC”) Standard Conflict Minerals reporting format, and the Conflict-free Sourcing Initiative (“CFSI”). The Survey was developed to facilitate the disclosure by suppliers of the source of its Conflict Minerals to EXFO. As part of the review of the Surveys, EXFO cross-checked named smelters against the list of known smelters using the Conflict-Free Smelter list launched by the EICC (www.conflictfreesmleter.org). A conflict-free designation by a recognized industry group, although not required to be provided by each supplier, is encouraged and welcomed by EXFO. In addition, all suppliers are also required to submit a declaration stating they have provided true and complete information and any changes to such information will be brought to the immediate attention of EXFO.

In addition to the information gathered from each supplier from the Survey required by EXFO, public information by each supplier in EXFO’s supply chain was searched and documented. Such information includes Conflict Mineral policies, Covered Countries conflict-free designations from recognized industry groups, and other certifications and statements made by the supplier in reference to Conflict Minerals.

In an effort by EXFO to analyze the source and chain of custody of Conflict Minerals described above, the Company has implemented a process to measure, mitigate and manage future risks identified in its supply chain. Considering the importance and complexity of this challenge throughout EXFO with respect to the sourcing of Conflict Minerals, the Company established sponsorship and supporting teams. EXFO assembled an internal management team to operate and support EXFO’s supply chain due diligence. The team is led by EXFO’s Senior Manager of R&D Purchasing. This team communicates information on a regular basis to EXFO’s Director of Corporate Purchasing, Vice-President, Manufacturing Operation and Customer Service, and General Counsel and Corporate Secretary. EXFO will continue to focus its due diligence activities by adapting to and staying up to date with any legal challenges due to the evolving Conflict Minerals guidance, by communicating with EXFO’s General Counsel and Corporate Secretary, and leveraging industry associations, such as the CFSI and the Conflict-Free Smelter program launched by the Global e-Sustainability Initiative (“GeSI”), as well as external advisors when necessary. Risk assessment of EXFO’s supply chain will be conducted on a continuous basis and will constantly evolve. EXFO will continue to prioritize maintaining an up-to-date supplier inventory based on relevancy to the compliance efforts, as well as the analysis of the quality and existence of supplier responses in order to align resources to manage critical relationships.

Results

EXFO has currently surveyed, using the Survey, and carefully analyzed the source of the Conflict Minerals from all of its 800 suppliers, while prioritizing those electronic related suppliers. While EXFO was able to complete its due diligence on approximately 270 suppliers and determine that those suppliers do not use Conflict Minerals sourced from a Covered Country, EXFO was unable to determine for the remaining approximately 530 suppliers whether or not they use Conflict Minerals sourced from a Covered Country.

Out of the 600 electronics-related suppliers, EXFO determined that approximately 200 suppliers do not use Conflict Minerals from a Covered Country and was unable to determine whether or not approximately 400 suppliers use Conflict Minerals from a Covered Country. From the remaining 200 non-electronics-related suppliers, EXFO determined that approximately 130 do not use Conflict Minerals from a Covered Country and was unable to determine whether or not approximately 70 suppliers use Conflict Minerals from a Covered Country. The primary reason why EXFO was not able to make a determination for approximately 530 of its suppliers was because those suppliers did not provide a sufficient response to the Survey. Ongoing efforts are being conducted to determine the source of those Conflict Minerals from such suppliers. These efforts consist of constant follow-ups with each supplier by EXFO’s Senior Manager of R&D Purchasing, thorough risk assessments of each supplier to determine the source of the Conflict Minerals, as well as a prioritized list to align these suppliers based on urgency with EXFO’s compliance efforts, which consist of prioritizing those electronics-related suppliers. EXFO considers it a priority to constantly evolve and analyze the due diligence process in order to determine the facilities used to process these Conflict Minerals, and the location of its source origin. Each named smelter will continue to be cross-checked against the list of known smelters as well as the Conflict-Free Smelter list launched by the GeSI in partnership with the EICC. EXFO will continue inquiries into the source of the Conflict Minerals with these suppliers in good faith and with caution to not disregard any special circumstance that may require further investigation. If EXFO cannot ultimately determine that a supplier’s products are not using Conflict Minerals sourced from a Covered Country, EXFO will proceed with its due diligence on the source and chain of custody of the Conflict Minerals in order to determine if such Conflict Minerals financed and benefited armed groups in the Covered Countries.

Due to a lack of information, EXFO is unable to determine and to describe all facilities used to process the 3TG or their country of origin.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Conflict Minerals Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.